1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	October 7, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC September 2022 Revenue Report

HSINCHU, Taiwan, R.O.C. – Oct. 7, 2022 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for September 2022: On a consolidated basis, revenue for September 2022 was approximately NT$208.25 billion, a decrease of 4.5 percent from August 2022 and an increase of 36.4 percent from September 2021. Revenue for January through September 2022 totaled NT$1,638.36 billion, an increase of 42.6 percent compared to the same period in 2021.

TSMC September Revenue Report (Consolidated):

(Unit:NT$ million)
Period	September 2022	August 2022	M-o-M Increase (Decrease) %	September 2021	Y-o-Y Increase (Decrease) %	January to September 2022	January to September 2021	Y-o-Y Increase (Decrease) %
Net Revenue	208,248	218,132	(4.5)	152,685	36.4	1,638,359	1,149,226	42.6

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for September 2022 (“Current Month”).

Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.

1.	Revenue (in NT$ thousands)
	Period	Items	2022	2021
	Sep.	Net Revenue	208,247,663	152,685,418
	Jan. ~ Sep.	Net Revenue	1,638,359,424	1,149,225,731

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Outstanding amount

	TSMC China*		82,011,199	42,914,740
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)
	Guarantor		Limit of guarantee	Outstanding amount

	TSMC*		624,088,298	2,643,354
	TSMC**			238,245,000
	TSMC***			255,157,838
	TSMC Japan Ltd.****		309,530	290,664

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

(1) Derivatives not applying hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	140,119,657
	Mark to Market of Outstanding Contracts	4,443,950
	Cumulative Unrealized Profit/Loss	4,935,141
Expired Contracts	Cumulative Notional Amount	856,631,685
	Cumulative Realized Profit/Loss	(4,108,144)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	21,622,554
	Mark to Market of Outstanding Contracts	(354,162)
	Cumulative Unrealized Profit/Loss	(321,894)
Expired Contracts	Cumulative Notional Amount	235,417,203
	Cumulative Realized Profit/Loss	(2,749,254)
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	6,507,853
	Mark to Market of Outstanding Contracts	58,656
	Cumulative Unrealized Profit/Loss	69,003
Expired Contracts	Cumulative Notional Amount	84,984,900
	Cumulative Realized Profit/Loss	(162,966)
Equity price linked product (Y/N)		N

(2) Derivatives applying hedge accounting.

‧TSMC Global
		Future
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,506,337
	Mark to Market of Outstanding Contracts	88,431
	Cumulative Unrealized Profit/Loss	88,774
Expired Contracts	Cumulative Notional Amount	11,327,756
	Cumulative Realized Profit/Loss	187,686
Equity price linked product (Y/N)		N

Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	-
Expired Contracts	Cumulative Notional Amount	2,980,430
	Cumulative Realized Profit/Loss	22,422
Equity price linked product (Y/N)		N

‧TSMC Arizona
Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	(24,270)
Expired Contracts	Cumulative Notional Amount	27,877,770
	Cumulative Realized Profit/Loss	1,380,966
Equity price linked product (Y/N)		N